Filed by Computer Network Technology Corporation pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed to be filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934, as amended.

        Subject Company: Computer Network Technology Corporation
Commission File No. 333-122758

ON MAY 19, 2005, COMPUTER NETWORK TECHNOLOGY CORPORATION, A MINNESOTA CORPORATION, DISTRIBUTED THE FOLLOWING EMAIL TO ITS EMPLOYEES:

From: Gail Greener	5/20/05
To: CNT Employees
Subject: Acquisition Update

        I wanted to send you all a quick update regarding the status of the acquisition of CNT by McDATA. On Monday, May 9, McDATA hosted a conference call for analysts, investors, and the media. The primary purpose of the call was for John Kelley, Ernie Sampias, and Tom Hudson to provide greater detail on what the merged company would look like.

        Following the conference call, John, Ernie and Tom went on a "road show" and met with approximately 15 different institutional investors providing current and potential shareholders more information about the acquisition. This was a key step as we approach the special meeting for shareholders on May 24. The feedback received from the investment community was largely positive, as we are now able to answer many of their questions regarding the acquisition and the combined company.

        As I mentioned above, the special meetings for the shareholders of both companies will be held on Tuesday, May 24. Every day we receive more votes via proxy, and we will continue to receive votes up until May 24. We encourage all employees to vote their shares upon receipt of their proxy. On May 24, we will announce the outcome of the vote, and should the acquisition be approved, we will target June 1 as the date for the formal close of the transaction.

        Anyone who wants to listen to a replay of the May 9 conference call may access a replay on McDATA's website by clicking on the following link: &&http://www.corporate-ir.net/ireye/ir_site.zhtml?ticker=mcdta&script=1100 There are also slides available for download once you launch the webcast.

        I want to take this time to thank you all for your efforts and your patience. We are on the final stretch toward closing this very strategic transaction. And as always, if you have any questions, contact me, Greg Barnum or Kevin Hansen.

Thanks,

Gail S. Greener
Vice President, Marketing
CNT
http://www.cnt.com

        Additional Information and where to find it:    McDATA has filed a Registration Statement on SEC Form S-4 and McDATA and CNT have filed a Joint Proxy Statement/Prospectus with the SEC in connection with the proposed merger. The Registration Statement was declared effective by the SEC on April 19, 2005 and the Joint Proxy Statement/Prospectus containing information about McDATA, CNT and the proposed merger was mailed to stockholders of McDATA and shareholders of CNT on or before April 25, 2005. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully in their entirety. The Registration Statement and Joint Proxy Statement/Prospectus contain important information about McDATA, CNT, the proposed merger, the persons soliciting proxies relating to the proposed merger, their interests in the transaction and related matters. Investors and security holders can obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus may also be obtained from McDATA by directing a request by mail to McDATA Corporation at 380 Interlocken Crescent, Broomfield, CO 80021, telephone (720) 558-4629, or from CNT by directing a request by mail to CNT at 6000 Nathan Lane North, Plymouth Minnesota 55442, telephone (763) 268-6130.

        In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, McDATA and CNT file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by McDATA and CNT at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. McDATA's and CNT's filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

        McDATA, CNT, directors and certain executive officers of McDATA and CNT, Mellon Investor Services LLC and certain affiliates and employees of Mellon Investor Services may be considered participants in the solicitation of proxies in connection with the proposed merger. Mellon Investor Services will be paid to solicit proxies in connection with the proposed merger. Certain directors and executive officers may have direct or indirect interests in the proposed merger due to securities holdings of McDATA and CNT, and consulting arrangements, service as directors and officers and rights to severance payments following the proposed merger. In addition, certain directors and officers, after the proposed merger will be indemnified by McDATA and will benefit from insurance coverage for liabilities that may arise from their services as directors and officers of CNT prior to the proposed merger. Additional information regarding the participants in the solicitation is contained in the Registration Statement and Joint Proxy Statement/Prospectus filed by McDATA and CNT with the SEC.